UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 25 2021
Washington, DC

21002882

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-27305 |

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Painter, Smith and Amberg, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 California Street, Ste. 220
(No. and Street)

| Redlands | CA | 92374 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

| 601 West Riverside Ave., Ste 1800 | Spokane | WA | 99201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Charles E, Painter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Painter, Smith and Amberg, INC., as of December, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

See Attached Acknowledgement or Jurat Certificate

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Bernardino

Subscribed and sworn to (or affirmed) before me on this 22 day of February, 2021,
*Date* *Month* *Year*
by
(1) Charles Edward Painter II
(and (2) ______________________),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Kallie Rawson
*Signature of Notary Public*

KALLIE RAWSON
Notary Public - California
San Bernardino County
Commission # 2295752
My Comm. Expires Jul 1, 2023

*Seal*
*Place Notary Seal Above*

***OPTIONAL***

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

**Title or Type of Document:** ____________ **Document Date:** ____________

**Number of Pages:** ____ **Signer(s) Other Than Named Above:** ____________

# Painter, Smith, and Amberg Inc.

## Financial Statements
## and
## Supplemental Information
## with
## Report of Independent Registered Public Accounting Firm

## December 31, 2020

## Table of Contents

MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Painter, Smith, and Amberg Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Painter, Smith, and Amberg Inc. (Company) as of December 31, 2020, the related statements of operations, stockholders' equity, and cash flows for the year then ended, the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in accordance with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Spokane, Washington
February 19, 2021

We have served as the Company's auditor since 2014.

# Painter, Smith, and Amberg Inc.

## Statement of Financial Condition

**December 31, 2020**

| | |
|---|---|
| ASSETS | |
| Cash | $ 216,247 |
| Deposits with clearing organization | 104,993 |
| Receivable from clearing organization | 34,759 |
| Marketable securities, at fair value | 451,438 |
| Equipment and leasehold improvements, net | 55,022 |
| Right-of-use asset | 238,757 |
| Deferred income taxes | 1,519 |
| Other assets | 11,711 |
| Total assets | $ 1,114,446 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | |
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 32,732 |
| Lease liability | 264,202 |
| Debt | 72,100 |
| Total liabilities | 369,034 |
| **Stockholders' equity** | |
| Common stock, no par value | |
| Authorized: 10,000 shares | |
| Issued and outstanding: 528 shares | 19,772 |
| Retained earnings | 725,640 |
| Total stockholders' equity | 745,412 |
| Total liabilities and stockholders' equity | $ 1,114,446 |

See accompanying notes to financial statements.

# Painter, Smith, and Amberg Inc.

## Statement of Operations

### Year Ended December 31, 2020

| | |
|---|---|
| **Revenues** | |
| Investment advisory fees | $ 1,136,075 |
| Commissions | 958,115 |
| Interest and dividends | 4,804 |
| | 2,098,994 |
| **Expenses** | |
| Employee compensation and benefits | 1,210,157 |
| Brokerage, exchange and clearance fees | 356,381 |
| Occupancy | 193,415 |
| Other expenses | 56,004 |
| Professional fees | 73,520 |
| Quotation fees | 55,198 |
| Regulation fees | 39,703 |
| Insurance | 20,029 |
| Communications and data processing | 21,278 |
| | 2,025,685 |
| Income before income taxes | 73,309 |
| **Income tax expense** | 25,584 |
| Net income | $ 47,725 |

See accompanying notes to financial statements.

# Painter, Smith, and Amberg Inc.

## Statement of Stockholders' Equity

### Year Ended December 31, 2020

| | Common Stock | | Retained | |
|---|---|---|---|---|
| | Shares | Amount | Earnings | Total |
| Balance, December 31, 2019 | 528 | $ 19,772 | $ 677,915 | $ 697,687 |
| Net income | – | – | 47,725 | 47,725 |
| Balance, December 31, 2020 | 528 | $ 19,772 | $ 725,640 | $ 745,412 |

See accompanying notes to financial statements.

# Painter, Smith, and Amberg Inc.

## Statement of Cash Flows

### Year Ended December 31, 2020

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 47,725 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation and amortization | | 15,174 |
| Deferred income tax benefit | | (2,075) |
| Amortization of right-of-use asset | | 110,165 |
| Change in operating assets | | |
| Marketable securities maturities | | 1,845,000 |
| Marketable securities purchases | | (1,895,831) |
| Increase in receivables from broker-dealers and clearing organizations | | (2,025) |
| Decrease in other assets | | 7,537 |
| Increase in accounts payable and accrued expenses | | 5,140 |
| Decrease in lease liability | | (116,845) |
| Net cash provided by operating activities | | 13,965 |
| **Cash flows from investing activities** | | |
| Purchases of equipment | | (5,714) |
| Net cash used in investing activities | | (5,714) |
| **Cash flows from financing activities** | | |
| Borrowings on debt | | 72,100 |
| Net cash provided by financing activities | | 72,100 |
| Net increase in cash and restricted cash | | 80,351 |
| **Cash and restricted cash** | | |
| Balance at December 31, 2019 | | 240,889 |
| Balance at December 31, 2020 | $ | 321,240 |
| **Cash paid for:** | | |
| Income taxes | $ | 16,463 |

See accompanying notes to financial statements.

# Painter, Smith, and Amberg Inc.

## Notes to Financial Statements

### 1. Description of the Company

Painter, Smith, and Amberg Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides agency transactions for customers, buys and sells for their own account, and offers financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

### 2. Summary of Significant Accounting Policies

#### Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

#### Subsequent Events

Management has considered events occurring through February 19, 2021 in its evaluation of the conditions on which estimates were based or for changes in conditions subsequent to the balance sheet date which should be disclosed. The financial statements were available to be issued at this date.

#### Fair Value

Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arms' length transaction. The Company carries its marketable securities at fair value. The fair value of marketable securities is measured using quoted prices in an active market (Level I inputs).

#### Cash and Restricted Cash

A reconciliation of cash and restricted cash reported in the statement of cash flows to the statement of financial condition is as follows at December 31, 2020:

| | |
|---|---|
| Cash | $ 216,247 |
| Restricted cash included in deposits with clearing organization | 100,000 |
| Deposits with clearing organization | 4,993 |
| Total cash and restricted cash shown in the statement of cash flows | $ 321,240 |

Restricted cash represents an amount required to be maintained as a minimum balance under a contractual agreement with the Company's clearing organization.

#### Deposit with Clearing Organization

The Company is required to maintain a minimum balance of $100,000 with the clearing organization used for customer transactions.

**2. Summary of Significant Accounting Policies** (Continued)

**Receivable from Clearing Organization**

Effective January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments,* using the modified retrospective method. ASU 2016-13 requires that the Company measure and recognize expected credit losses for financial assets and certain other instruments held at amortized cost, including the receivable from the clearing organization, and replaces the incurred loss impairment model. Under prior accounting principles generally accepted in the United States of America, the Company recognized an impairment when it was probable that a loss had been incurred. Under ASU 2016-13, the Company is required to consider whether expected credit losses should be recognized for receivables that are considered current and the Company is required to recognize estimated credit losses expected to occur over the estimated life or remaining contractual life of an asset using a broader range of information including reasonable and supportable forecasts about future economic conditions to estimate credit losses. The adoption of ASU 2016-13 did not have a material impact on the Company's financial statements and did not result in an adjustment to the opening balance of retained earnings at January 1, 2020.

The Company records its receivable from the clearing organization when revenue is earned that is to be received from this organization. The Company provides an allowance for doubtful accounts based on a review of the outstanding receivable, the age of the receivable, past credit history with the clearing organization, historical collection information, current financial condition of the clearing organization, external market factors, and reasonable and supportable forecasts about future economic conditions. At December 31, 2020, management determined that no allowance for doubtful accounts was needed.

**Marketable Securities**

Marketable securities consist of short-term US Treasury Bills and the cost of the marketable securities approximates fair value. The Company has determined that the marketable securities are classified as trading and realized gains and losses are recorded at the trade date using the specific identification method. The Company's securities are traded in active markets and are classified as level 1 investments in the fair value hierarchy.

**Equipment and Leasehold Improvements**

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years for equipment and up to thirty-nine years for leasehold improvements. Additions and major improvements are capitalized, while expenditures for maintenance, repairs, and minor improvements are expensed as incurred.

**Revenue Recognition**

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue from contracts with customers when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to receive in exchange for those goods or services.

**2. Summary of Significant Accounting Policies** (Continued)

**Revenue Recognition** (Continued)

The Company's revenue from contracts with customers includes investment advisory fees, brokerage commissions, and distribution revenues for 12b-1 fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

*Investment Advisory Fees*: The Company provides investment advisory services on a daily basis. Each investment advisory contract between the Company and a customer creates a distinct, separately identifiable performance obligation for each day the customer's assets are managed as the customer can benefit from each day of service. In accordance with Topic 606, a series of distinct goods and services that are substantially the same and have the same pattern of transfer to the customer are treated as a single performance obligation. Accordingly, the Company has determined that investment advisory services are performed over time and entitle the Company to variable consideration, which is earned based upon the value of the customer's assets under management. Investment advisory fees are based on a percentage applied to the customer's assets under management as of the beginning of each quarter, which is when the components of the investment advisory fees are no longer variable and the value of the consideration is determined. Investment advisory fees are received monthly and are recognized as revenue at that time, as the investment advisory fees specifically relate to the services provided in that month, which are distinct from the services provided in other months.

*Brokerage Commissions*: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Brokerage commissions for trade execution services and related expenses are recorded on the trade-date basis, which is the date that the Company fills the trade order by finding and contracting with a counterparty and the Company confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or transferred from the customer. Generally, the brokerage commissions are determined for each trade based upon the number of shares traded and the total value of the buy or sell transaction.

*Distribution Revenues for 12b-1 Fees*: The Company acts as a distributor and/or placement agent of various mutual funds and receives distribution services fees from certain of those funds as partial reimbursement of the distribution expenses the Company incurs. Most open-end US mutual funds have adopted a plan under Rule 12b-1 of the Investment Company Act that allows the fund to pay, out of the assets of the fund, distribution and service fees for the distribution and sale of its shares (Rule 12b-1 fees). The open-end US funds have agreements with the Company and the Company has selling and distribution agreements with its broker-dealer whereby the Company pays brokerage, exchange, and clearance fees to the broker-dealer. The Company believes that the performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. The Company is entitled to variable consideration for the distribution revenues for Rule 12b-1fees that is dependent upon the amount of average balance of assets held in the various mutual funds over the entire month or quarter, as stated in the various agreements. At the end of the respective month or quarter for each agreement, the components of the distribution revenues for Rule 12b-1 fees are no longer variable and the value of the consideration is determined. Distribution revenues for Rule 12b-1 fees are received monthly or quarterly for each agreement and are recognized as revenue at that time, as the distribution revenues for Rule 12b-1 fees specifically relate to the services provided in that month or quarter, which are distinct from the services provided in other months or quarters. These services are separate and distinct from other asset management services as the customer can benefit from these services independently of other services.

**2. Summary of Significant Accounting Policies** (Continued)

The Company accrues the corresponding Rule 12b-1 fees paid to the broker-dealer monthly as the expense is incurred. The Company is acting in a principal capacity in these transactions and records the related revenues and expenses on a gross basis.

*Non-Contractual Revenues*: The Company records interest and dividends on the accrual basis.

**Income Taxes**

Income taxes are recognized as transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between amounts reported for financial statement purposes and amounts as measured by income tax laws and regulations. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Furthermore, deferred tax assets are recognized for income tax carryforwards. The Company evaluates the likelihood of realizing future benefits of deferred income tax assets and provides a valuation allowance when it is more likely than not that some or all of deferred income tax assets will not be realized.

**3. Marketable Securities**

Marketable securities consisted of the following as of December 31, 2020:

| | |
|---|---|
| Obligations of United States government | $ 449,969 |
| Money market funds | 1,469 |
| | $ 451,438 |

At December 31, 2020, all marketable securities have a contractual maturity of one year or less. During the year ended December 31, 2020, the Company had no sales of their marketable securities.

**4. Equipment and Leasehold Improvements**

The following is a summary of equipment and leasehold improvements as of December 31, 2020:

| | |
|---|---|
| Equipment | $ 224,673 |
| Leasehold improvements | 38,005 |
| | 262,678 |
| Less accumulated depreciation and amortization | (207,656) |
| | $ 55,022 |

# Painter, Smith, and Amberg Inc.

## Notes to Financial Statements

### 5. Debt

On April 30, 2020, the Company received a Payroll Protection Program (PPP) loan of $72,100 from the Small Business Administration (SBA) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. In accordance with the CARES Act, the proceeds of the PPP loan are primarily intended to be used by the Company to maintain employee levels and cover employee payroll and certain employee related benefit costs, certain lease rental payments, and utility costs.

The Company may qualify for loan forgiveness of a portion, or all, of the PPP loan based on guidelines from the SBA under the CARES Act. Any amount of the PPP loan that is not forgiven bears interest at 1.00 percent and has a 2 year repayment term, with loan repayments beginning ten months after the loan origination date.

Details of debt consisted of the following at December 31, 2020:

| | |
|---|---|
| PPP loan | |
| Interest rate: 1.00% | |
| Repayment provisions: Deferred payments for 10 months followed by 18 monthly principal and interest payments of $4,058. The final payment is due on March 1, 2023. | |
| Balance | $ 72,100 |

### 6. Revenues

Revenue by major source consisted of the following for the year ended December 31, 2020:

| | |
|---|---|
| Subject to contracts with customers | |
| Investment advisory fees | $ 1,136,075 |
| Brokerage commissions | 813,197 |
| Distribution revenues for 12b-1 fees | 144,918 |
| Total subject to contracts with customers | 2,094,190 |
| Not subject to contracts with customers: | |
| Interest and dividends | 4,804 |
| | $ 2,098,994 |

### 7. Retirement Plan

The Company has a defined contribution plan for substantially all of its employees. Contributions to the plan are at the discretion of management. The Company contributed $75,000 to the plan for the year ended December 31, 2020.

# Painter, Smith, and Amberg Inc.

## Notes to Financial Statements

### 8. Income Taxes

Income tax expense consisted of the following components at December 31, 2020:

| | |
|---|---|
| Current expense | |
| Federal | $ 14,750 |
| State | 12,909 |
| | 27,659 |
| Deferred benefit | |
| Federal | (2,069) |
| State | (6) |
| | (2,075) |
| Income tax expense | $ 25,584 |

The provision for income taxes differs from the amount which would be computed by applying the federal statutory income tax rate to pretax accounting income because of the inclusion of state income taxes and the effect of certain expenses which are not deductible for income tax purposes.

Deferred income taxes are attributable to temporary differences in reporting certain items of income and expense for financial statement and income tax purposes. These differences are primarily related to depreciation and rent expense. In considering the possible realization of deferred income tax assets, the Company considers various sources of future taxable income and the reversal of temporary differences associated with deferred tax liabilities.

The Company's total deferred income tax assets and liabilities were as follows at December 31, 2020:

| | |
|---|---|
| Total deferred income tax assets | $ 10,844 |
| Total deferred income tax liabilities | (9,325) |
| Net deferred income tax assets | $ 1,519 |

The Company had neither unrecognized tax benefits during the year nor any interest or penalties on unrecognized tax benefits. The Company is subject to tax examination for federal taxes for 2017 and later years and for California taxes for 2016 and later years.

## 9. Lease

The Company has one lease for an office facility that expires in 2022 which includes the exercise of two five year renewals. The Company's lease includes two options to renew the lease agreement, each for an additional five year lease term. The exercise of the lease renewal options is at the Company's discretion and upon adoption of Topic 842, the Company has included the two options each for an additional five year term in its evaluation of the Company's right-of-use asset and lease liability. The Company used a discount rate of 4.89 percent in determining the present value of the future lease payments. During the year ended December 31, 2020, the lease cost is $126,240 and is included in occupancy expense in the statement of operations. During the year ended December 31, 2020, the Company paid $132,924 for amounts included in the measurement of the lease liability.

The undiscounted and discounted future lease payments are as follows at December 31, 2020:

| | |
|---|---|
| 2021 | $ 136,908 |
| 2022 | 141,012 |
| Total lease payments | 277,920 |
| Less amount representing interest | 13,718 |
| Present value of lease payments | $ 264,202 |

## 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1 and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $677,131, which was $427,131 in excess of its minimum required net capital of $250,000. The ratio of the Company's aggregate indebtedness to its net capital is .19.

## 11. Uncertainty

In December 2019, the Coronavirus Disease 2019 (COVID-19) was reported in China. On March 11, 2020 the World Health Organization declared COVID-19 a global pandemic. The COVID-19 outbreak in the United States of America has caused business disruption through mandated and voluntary closures of businesses and shelter in place orders. While the business disruption is currently expected to be temporary, there is considerable uncertainty around the duration of business closures and shelter in place orders. The Company may be adversely affected through the disruption or restrictions on the Company's employees' ability to work and a decrease in revenues due to the COVID-19 outbreak. Management is currently evaluating the impact that COVID-19 will have on future operations.

## Supplemental Information

# Painter, Smith, and Amberg Inc.

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

**December 31, 2020**

| | | |
|---|---|---|
| **Net capital** | | |
| Total stockholders' equity | $ | 745,412 |
| Deduction of stockholders' equity not allowable for net capital | | – |
| Total stockholders' equity qualified for net capital | | 745,412 |
| Deductions and/or charges: | | |
| Equipment and leasehold improvements, net | | (55,022) |
| Other assets and deferred income taxes | | (13,230) |
| Net capital before haircut on securities | | 677,160 |
| Less haircuts on securities: | | |
| Money market funds | | 29 |
| Net capital | $ | 677,131 |
| **Aggregate indebtedness** | | |
| Accounts payable and accrued expenses | $ | 32,732 |
| Lease liability | | 264,202 |
| Note payable to bank | | 72,100 |
| Deduction for right-of-use asset | | (238,757) |
| Total aggregate indebtedness | $ | 130,277 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required | $ | 250,000 |
| Excess net capital | $ | 427,131 |
| Net capital less greater of 10 percent of aggregate indebtedness or 120 percent of minimum net capital required | $ | 377,131 |
| Ratio: Aggregate indebtedness to net capital | | 0.19 |
| **Reconciliation to net capital in Part II of Form X-17A-5** | | |
| Net capital, as reported in Company's Part II FOCUS report | $ | 677,131 |

MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Painter, Smith and Amberg, Inc.

We have reviewed management's statements, included in the accompanying Painter, Smith and Amberg, Inc.'s Exemption Report in which:

1) Painter, Smith and Amberg, Inc. states Painter, Smith and Amberg, Inc. claims an exemption under paragraphs (k)*(2)(i) and (2)(ii)* of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) Painter, Smith and Amberg, Inc. states Painter, Smith and Amberg, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Painter, Smith and Amberg Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Painter, Smith and Amberg, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)*(2)(i) and (2)(ii)* of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Spokane, Washington
February 19, 2021

Painter, Smith and Amberg Inc. *A FULL SERVICE BROKERAGE FIRM*

1200 CALIFORNIA STREET, SUITE 220
REDLANDS, CALIFORNIA 92374
909 557-2800 800 888-7551 FAX 909 557-1778





February 19, 2021

Moss Adams LLP
999 Third Avenue, Suite 2800
Seattle, WA 98104-4019

In connection with your review of Painter, Smith and Amberg, Inc.'s (the Company) statements in the Painter, Smith and Amberg Inc.'s Exemption Report, in which 1) Painter, Smith and Amberg, Inc. claims an exemption under paragraphs (k)*(2)(i) and (2)(ii)* of 17 C.F.R. § 240.15c3-3 (the exemption provisions) and 2) Painter, Smith and Amberg, Inc. states it met the identified exemption provisions throughout the most recent fiscal year without exception, we represent to the best of our knowledge and belief the following to you:

1. We are responsible for complying with the exemption provisions throughout the most recent fiscal year.
2. We have performed an evaluation of the Company's compliance with the exemption provisions. Based on this evaluation, we assert that the Company met the exemption provisions under paragraphs (k)*(2)(i) and (2)(ii)* throughout the most recent fiscal year. We are responsible for our assertion.
3. We have made available to you all records and other information relevant to our assertion of compliance with the exemption provisions, including all known matters contradicting the assertion, and all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors, concerning possible exceptions to the exemption provisions, received through the date of this letter.
4. There are no known events or other factors that might significantly affect our compliance with the exemption provisions throughout the most recent fiscal year and through the date of this letter.

Sincerely,

Painter, Smith and Amberg, Inc.

Signature: ______________________

Print Name: Charles Painter

Title: Chief Executive Officer

Signature: ______________________

Print Name: David Smith

Title: Principal

MOSSADAMS

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Painter, Smith, and Amberg Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Painter, Smith, and Amberg Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting one transposition error of $50 on the Form SIPC-7 when compared to supporting schedules and working papers.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments, noting a transposition error of $50 on the Form SIPC-7.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
February 19, 2021

**SIPC-7**
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*39*******2665*********************MIXED AADC 220
27305 FINRA DEC
PAINTER SMITH AND AMBERG INC
1200 CALIFORNIA ST STE 220
REDLANDS, CA 92374-2948

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Charles E. Painter (909) 557-2800

2. A. General Assessment (item 2e from page 2) $ 1816.00

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 895.00 )
07/02/2020
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 921.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 921.00

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $ 921.00

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Painter, Smith and Amberg, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 4th day of January, 2021.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 2,098,994 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 528,360 |
| (2) Revenues from commodity transactions. | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 356,330 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0 |
| (5) Net gain from securities in investment accounts. | 3779 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation) | 0 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 888,519 |
| 2d. SIPC Net Operating Revenues | $ 1,210,475 |
| 2e. General Assessment @ .0015 | $ 1815.71 |
| | (to page 1, line 2.A.) |

**EXHIBIT 1**

## SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

## FOR THE PERIOD FROM JANUARY 1, 2020 TO DECEMBER 31, 2020

| Date Paid | Amount |
|---|---|
| July 2, 2020 | $895.00 |
| January 4, 2021 | $921.00 |
| Total Payments | |
| General Assessment per SIPC 7 | |